Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

May 25, 2012

Securities and Exchange Commission

Division of Corporation Finance

Attn: John Reynolds, Assistant Director

Washington, D.C. 20549

RE:	Powerdyne International, Inc.

Amendment No. 9 to Registration Statement on Form S-1

File No. 333-172509

Dear Mr. Reynolds:

Attached for filing with the Securities and Exchange Commission (the “Commission”) is Amendment No. 9 to the Powerdyne International, Inc. (the “Company”) registration statement on Form S-1. The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated May 24, 2012 (the “Comment Letter”). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response (if applicable) thereto in the Registration Statement. For your convenience and ease of reading, in our responses below we have set forth the text of the actual comment made by the Commission immediately above each response that we are providing in reply thereof.

Per my earlier discussions with Mr. Jay Williamson regarding this Form S-1, once these instant comment responses and the amended Form S-1 filed herewith are cleared by the Commission, the Company intends to promptly request acceleration of the effective date of the registration statement. Accordingly, your prompt review and comments (if any) of the document and these responses is greatly appreciated.

Form S-1

Financial Statements

1. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: We have provided the updated financial statements in accordance with Rule 8-08 of Regulation S-X. In addition, we have made conforming revisions (as applicable) in the Form S-1 to note the updated financials as of March 31, 2012. The financial statements and conforming revisions to the Form S-1 are in-line with the Form 10-Q (for the period ended March 31, 2012) filed by the Company on May 15, 2012.

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Please promptly advise us if you have any additional comments following your review and evaluation of the registration statement on Form S-1. If there are no additional comments, please let us know the same at your earliest opportunity, as we intend to promptly submit a request for acceleration. If you have any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters (if any) or other correspondence from the Commission on behalf of the Company to be copied to lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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